Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2016 Financial Results

Rehovot, Israel – February 27, 2017 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading company for the improvement of crop productivity, announced today its financial results for the fourth quarter and year ended December 31, 2016.

Ofer Haviv, Evogene's President and CEO, stated: “This past year was a period of rapid advancement across multiple fronts for Evogene. We believe that our development progress and the validation results we achieved have positioned the Company for a potentially transformative 2017.”

Some of Evogene's key highlights for 2016 included:

•
In our yield and stress product program with Monsanto, a subset of the Company's discovered genes demonstrated positive results towards yield improvement in corn and soybean trials conducted by Monsanto;

•	In our internal insect control product program, five novel microbial genes displayed insecticidal, toxic activity on target insects via potentially new modes of action;
•
Our herbicide discovery collaboration with BASF is progressing and chemical compounds delivered by Evogene, having been predicted to inhibit the validated collaboration targets, will be tested in BASF’s herbicide pipeline;

•	In our internal herbicide discovery program, ten chemical compounds that were computationally predicted to impact six Evogene discovered targets, were validated for herbicidal activity in plants;
•	In our internal bio-stimulants program, ten microbial candidates exhibited positive performance for trait improvement in corn field validation.

“We are very proud of these impressive results achieved in 2016 in each of our target markets, which also provide additional proof of the predictive capability of our unique technology infrastructure. We are now evaluating the further enhancement of this discovery infrastructure with additional capabilities such as genome editing, and the extension of our program focus to additional market areas such as bio-pesticides and insecticides, and to new crops such as cannabis,” added Mr. Haviv

“We enthusiastically look forward to the remainder of this year as we continue to increase the commercial potential of our overall business. In addition to our leadership position in discovery, our progress is indicative of the fact that Evogene is moving downstream towards becoming a significant player in early-stage ag product development,” concluded Mr. Haviv.

Financial results for the fourth quarter and full year 2016:

Cash position: As of December 31, 2016, Evogene had $88.2 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $12.5 million for the year. Assuming regular course of business and no new revenue sources, such as additional collaborations, the Company estimates that its net cash usage for full year 2017 will be in the range of $16 to $18 million.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under certain of our collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products, and therefore, longer term, the Company anticipates that its future revenues and profitability will largely reflect the receipt of such payments from its existing and future collaborations.

Revenues for the fourth quarter of 2016 were $1.2 million compared to $2.5 million for the same period in 2015. Revenues for the year ended December 31, 2016 were $6.5 million, compared to $11.1 million for the same period in 2015. This decline reflects the net decrease in such research and development payments in accordance with the work plans under Evogene's various collaboration agreements. It includes changes in the scope and type of activities undertaken by the Company as part of its yield and stress collaboration with Monsanto, whereby resource intensive activities, such as novel gene discovery and validation, evolved to focus increasingly on optimization activities supporting Monsanto’s ongoing development and advancement efforts of Evogene discovered genes.

Cost of revenues includes research and development expenses related to the Company’s on-going activities in support of collaboration agreements. Cost of revenues for the fourth quarter of 2016 was $1.1 million compared to $2.0 million for the same period in 2015.  Cost of revenues for the year ended December 31, 2016 was $5.6 million, compared to $8.3 million for the same period in 2015. The net decrease primarily related to the change in the scope and type of activities performed under Evogene's collaboration with Monsanto, as noted above.

R&D expenses for the fourth quarter of 2016 were $4.7 million, compared to $4.1 million for the same period in 2015. R&D expenses for the year ended December 31, 2016 were $16.4 million, compared to $14.4 million for the same period in 2015. This increase is largely related to the expansion of activities, primarily focused on the development of computational platforms, as well as discovery and validation activities in our key growth segments - insect control, ag-chemicals and ag-biologicals.

Operating loss for the fourth quarter of 2016 was $6.2 million (including a non-cash expense of approximately $0.6 million for share-based compensation), compared with $5.4 million (including a non-cash expense of approximately $1.1 million for share-based compensation), for the same period in 2015. Operating loss for the year ended December 31, 2016, was $21.1 million (including a non-cash expense of approximately $2.9 million for share-based compensation), compared to $17.9 million (including a non-cash expense of approximately $4.4 million for share-based compensation), for the same period in 2015. The increase in operating loss was primarily due to the decrease in revenues discussed above, which were partially offset by the net decline in other expense categories.

Net loss for the fourth quarter of 2016 was $6.6 million compared with a net loss of $5.5 million for the same period in 2015. Net loss for the year ended December 31, 2016, was $19.6 million compared with a net loss of $17.2 million for the same period in 2015.

Conference call and webcast details:
Evogene management will host a conference call today at 9:00 am Eastern time, 16:00 Israel time, to discuss the results. US-based participants are invited to access the call by dialing 1-888-407-2553, and participants from Israel and other countries are invited to access the call at +972-3-918-0610. A replay of the conference call will be available beginning at approximately 1:00 pm Eastern time, 20:00 Israel time today, and will be accessible through March 1, 2017.  US-based participants are invited to access the replay by dialing 1-888-782-4291, and participants from Israel and other countries are invited to access the replay at +972-3-925-5901. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

About Evogene Ltd.:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key target markets: improved seed traits (addressing yield increase, tolerance to environmental stresses and resistance to insects and diseases); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Alex Taskar, CFO
E: IR@evogene.com
T: +972 8 9311963

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2015

CURRENT ASSETS:
Cash and cash equivalents	$3,236	$10,221
Restricted cash	47	47
Marketable securities	71,738	71,807
Short-term bank deposits	13,137	18,603
Trade receivables	169	2,675
Other receivables	1,163	1,023

	89,490	104,376
LONG-TERM ASSETS:
Long-term deposits	13	22
Property, plant and equipment, net	6,483	8,197

	6,496	8,219

	$95,986	$112,595
CURRENT LIABILITIES:
Trade payables	$1,330	$1,771
Other payables	2,803	3,049
Liabilities in respect of government grants	125	259
Deferred revenues and other advances	967	560

	5,225	5,639
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	3,303	2,880
Deferred revenues and other advances	138	298
Severance pay liability, net	31	26

	3,472	3,204
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,480,809 and 25,404,362 shares at December 31, 2016 and 2015, respectively	141	140
Share premium and other capital reserve	183,342	180,214
Accumulated deficit	(96,194)	(76,602)

	87,289	103,752

	$95,986	$112,595

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015

Revenues	$6,540	$11,129	$1,180	$2,463
Cost of revenues	5,639	8,255	1,131	2,006

Gross profit	901	2,874	49	457

Operating expenses:

Research and development, net	16,405	14,449	4,735	4,123
Business development	1,696	1,964	471	459
General and administrative	3,889	4,382	995	1,244

Total operating expenses	21,990	20,795	6,201	5,826

Operating loss	(21,089)	(17,921)	(6,152)	(5,369)

Financing income	2,424	2,571	138	526
Financing expenses	(891)	(1,863)	(614)	(629)

Loss before taxes on income	(19,556)	(17,213)	(6,628)	(5,472)
Taxes on income	36	-	15	-

Net loss	$(19,592)	$(17,213)	$(6,643)	$(5,472)

Other comprehensive income (loss):
Loss from cash flow hedges	$-	$(45)	$-	$-
Amounts transferred to the statement of profit or loss for cash flow hedges	-	267	-	-

Total comprehensive loss	$(19,592)	$(16,991)	$(6,643)	$(5,472)

Basic and diluted loss per share	$(0.77)	$(0.68)	$(0.26)	$(0.22)